RNS Transaction in Own Shares TRANSACTION IN OWN SHARES UNILEVER PLC Released 07:00:07 07 April 2025 RNS Number : 8123D Unilever PLC 07 April 2025 TRANSACTIONS IN OWN SECURITIES 07 April 2025 Unilever PLC (the "Company") announces today that it has purchased the following nu ordinary shares on the London Stock Exchange from Goldman Sachs International ("th The repurchased shares will be held in treasury. Ordinary Shares Date of purchase: 04 April 2025 Number of ordinary shares purchased: 22,258 Highest price paid per share: GBP 48.3200 Lowest price paid per share: GBP 47.5200 Volume weighted average price paid per share: GBP 47.9427 Such purchases form part of the Company's existing share buy-back programme and we pursuant to the instructions issued to the Broker by the Company on 13 February 2025, on that date. Following the purchase of these shares, Unilever holds 62,486,535 of its ordinary share and has 2,506,061,284 ordinary shares in issue (excluding treasury shares). Aggregated information Trading venue Volume weighted average price (GBP) Aggregated volume LSE 47.9427 22,258 BATS 0.0000 0 Chi-X 0.0000 0 Turquoise 0.0000 0 Aquis 0.0000 0 Transaction details In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the U Market Abuse Regulation), a full breakdown of the individual trades made by the Broke the Company as part of the buy-back programme is detailed below: Quantity bought Price (GBP) Trading Venue Tim 808 48.09 XLON 09 754 48.07 XLON 09 480 48.05 XLON 09 338 48.05 XLON 09 276 48.10 XLON 09 39 48.23 XLON 09 225 48.23 XLON 09 104 48.20 XLON 09 152 48.20 XLON 09 245 48.32 XLON 09 254 48.31 XLON 09 249 48.31 XLON 09 251 48.32 XLON 09 245 48.29 XLON 10 245 48.29 XLON 10 245 48.25 XLON 10 245 48.22 XLON 10 248 48.18 XLON 10 246 48.23 XLON 10 249 48.28 XLON 10 246 48.26 XLON 10 245 48.25 XLON 10 247 48.27 XLON 11 252 48.32 XLON 11 245 48.27 XLON 11 10 48.01 XLON 11 235 48.01 XLON 11 247 48.08 XLON 11 66 48.04 XLON 11 180 48.04 XLON 11 245 48.02 XLON 11 245 47.95 XLON 12 246 48.06 XLON 12 246 48.16 XLON 12 246 48.22 XLON 12 230 48.17 XLON 12 15 48.17 XLON 12 246 48.15 XLON 12 246 47.91 XLON 12 246 47.69 XLON 13 246 47.67 XLON 13 245 47.81 XLON 13 246 47.77 XLON 13 245 47.65 XLON 13 236 47.63 XLON 13 256 47.76 XLON 13 245 47.75 XLON 13 254 47.75 XLON 13 248 47.71 XLON 13 255 47.70 XLON 13 177 47.78 XLON 13 77 47.78 XLON 13 248 47.79 XLON 13 170 47.91 XLON 14 79 47.91 XLON 14 247 48.04 XLON 14 250 47.97 XLON 14 253 47.87 XLON 14 251 47.84 XLON 14 245 47.78 XLON 14 246 47.80 XLON 14 215 47.70 XLON 14 30 47.70 XLON 14 248 47.69 XLON 14 2 47.73 XLON 14 249 47.73 XLON 14 245 47.67 XLON 14 251 47.76 XLON 14 245 47.71 XLON 14 250 47.74 XLON 14 251 47.81 XLON 14 257 47.92 XLON 14 256 47.89 XLON 14 71 47.92 XLON 14 178 47.92 XLON 14 6 47.98 XLON 14 245 47.98 XLON 14 258 47.90 XLON 14 248 47.87 XLON 14 54 47.88 XLON 14 355 47.92 XLON 14 249 47.96 XLON 14 287 47.88 XLON 14 270 47.83 XLON 14 260 47.77 XLON 14 41 47.63 XLON 15 214 47.63 XLON 15 250 47.66 XLON 15 250 47.67 XLON 15 81 47.74 XLON 15 165 47.74 XLON 15 116 47.73 XLON 15 131 47.73 XLON 15 66 47.65 XLON 15 328 47.57 XLON 15 294 47.58 XLON 15

282 47.52 XLON 15 259 47.60 XLON 15 Media Enquires: Please contact the Unilever Press Office at: Press-Office.London@Unilever.com This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2025 London Stock Exchange plc. All rights reserved.